Exhibit 1.01

Alleghany Corporation

Conflict Minerals Report

For the Year Ended December 31, 2018

Overview

This report has been prepared by Alleghany Corporation pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended. The Rule currently designates columbite-tantalite or coltan (the metal ore from which tantalum is extracted), cassiterite (the metal ore from which tin is extracted), gold, wolframite (the metal ore from which tungsten is extracted), and their derivatives (tin, tantalum, and tungsten) as “conflict minerals” (collectively, “Conflict Minerals” or “3TG”). The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products containing Conflict Minerals that are necessary to the functionality or production of those products if the company has reason to believe that the Conflict Minerals may have originated in the Democratic Republic of the Congo (the “DRC”) or in a country that shares an internationally recognized border with the DRC (collectively, the “Covered Countries”).

Alleghany Corporation is a Delaware corporation that owns and manages certain operating subsidiaries and investments. Alleghany Corporation and its subsidiaries may be referred to herein as “Alleghany,” “we,” “us,” or “our,” unless the context indicates otherwise. Our principal business is anchored in property and casualty reinsurance and insurance, and our primary sources of revenues and earnings are our reinsurance and insurance operations and investments. Therefore, the large majority of our business activities do not involve manufacturing or contracting to manufacture products of any sort. However, we also manage, source, execute and monitor certain private capital investments, primarily through our wholly-owned subsidiary Alleghany Capital Corporation and its subsidiaries (“Alleghany Capital”), which include investments in certain of our subsidiaries with manufacturing operations. We have determined that certain products manufactured by the following subsidiaries, which are owned and managed through Alleghany Capital, include components containing Conflict Minerals that are necessary to the functionality or production of such products (“necessary 3TG”): (1) R.C. Tway Company, LLC (“Kentucky Trailer”), a manufacturer of custom trailers and truck bodies; (2) Bourn & Koch, Inc. (“Bourn & Koch”), a manufacturer and remanufacturer/retrofitter of precision machine tools and supplier of replacement parts; and (3) WWSC Holdings LLC (“W&W|AFCO Steel”), a structural steel fabricator and erector. References to our “subsidiaries” in the remainder of this report are to these subsidiaries only, unless specifically provided otherwise.

The products produced by our subsidiaries’ manufacturing operations that contain 3TG are considered downstream in the supply chain. Components containing necessary 3TG are acquired from others and then incorporated into the subsidiaries’ products, with the supply chains for such components involving one or more intermediaries, such as distributors or third party component manufacturers. Supply chains can be extended with respect to individual components, and there generally are multiple tiers between our subsidiaries’ direct suppliers and any 3TG mines, smelters or refiners. As a result of our subsidiaries’ downstream positions in their respective supply chains, we do not have direct knowledge of the country of origin or chain of custody of the necessary 3TG, and our efforts to determine the sources of necessary 3TG are fundamentally dependent on the cooperation of our subsidiaries’ direct suppliers and, in turn, on their upstream suppliers within the respective supply chain.

A description of our diligence measures to determine the source and chain of custody of the necessary 3TG in our subsidiaries’ manufactured products is described below.

Reasonable Country of Origin Inquiry

As an initial matter, we determined which of our subsidiaries’ manufactured products were potentially in-scope for purposes of the Rule through product specifications, visual inspection, supplier inquiries and other information known to us. Then, with respect to the relevant products, we conducted a good faith reasonable country of origin inquiry (“RCOI”) that was designed to determine whether necessary 3TG in such products (a) originated in the Covered Countries or (b) were from recycled or scrap sources. The RCOI was conducted in alignment with Steps 1 and 2 of the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, as supplemented by the Supplement on Gold and the Supplement on Tin, Tantalum, and Tungsten, Third Edition 2016 (collectively, the “OECD Guidance”). The RCOI process comprised of the following:

•	Identifying relevant suppliers;

•	Surveying relevant suppliers; and

•	Assessing survey data received from relevant suppliers.

Once our subsidiaries’ direct suppliers of components that contained, or that we believed may have contained, necessary 3TG were identified, the applicable subsidiary requested that such suppliers provide a completed Conflict-Free Sourcing Initiative Conflict Minerals Reporting Template (the “CMRT”) to obtain information on the country of origin of any necessary 3TG included in the components supplied to such subsidiary. Where applicable, publicly available information related to the supplier or its industry concerning necessary 3TG and its sources also was considered. We then reviewed and evaluated the supplier responses and other relevant information obtained, and conducted follow-up inquiries as necessary.

Kentucky Trailer and W&W|AFCO Steel received responses from nearly all suppliers surveyed, the large majority of which reported that the products they supplied did not contain any Conflict Minerals from Covered Countries, though we were unable to make a determination for certain suppliers based on their responses. Bourn & Koch received responses from all suppliers surveyed, all of which reported that the products they supplied to Bourn & Koch did not contain any Conflict Minerals from Covered Countries.

We believe the RCOI process was reasonably designed and performed in good faith. However, there are inherent limitations in the information provided by third parties, including the possibility of information being inaccurate, incomplete or falsified despite efforts to validate and confirm the information.

Design of Due Diligence Framework

We believe our processes conform, in all material respects, with the due diligence framework set forth in the OECD Guidance.

Due Diligence Measures Performed

To address the facts and circumstances pertaining to the specific supply chains, our Conflict Mineral due diligence efforts were primarily implemented by our subsidiaries. The description of the due diligence measures presented below is consistent with the organizational structure of the Five-Step Framework for Risk-Based Due Diligence in the Mineral Supply Chain contained in the OECD Guidance, as elaborated for downstream companies.

Step 1. Establish Company Management Systems

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Conflict Minerals Policy: Alleghany has adopted a policy on “Responsible Sourcing of Minerals” that sets forth our commitment to responsibly sourcing minerals and establishes our expectations for our suppliers. This policy is in our Code of Business Conduct and Ethics For Our Business Partners, which is available on our website at www.alleghany.com.

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Internal Teams: We assembled internal working groups at each subsidiary, including Alleghany personnel and personnel from each subsidiary, to oversee our compliance efforts and implement our due diligence measures as they relate to our Conflict Minerals program. Subsidiary personnel on these working groups included persons performing business functions such as legal, compliance, engineering, finance, operations management and purchasing. Program governance and oversight are performed at the Alleghany-level.

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Internal Process: We have an established process to request and obtain information from each subsidiary’s suppliers regarding the use and origin of the Conflict Minerals in product components supplied to our subsidiaries. This process includes use of the CMRT.

•	Records: We retain records regarding our Conflict Minerals program in accordance with the recommended record retention guidelines.

Step 2. Identify and Assess Risks in the Supply Chain

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Due Diligence Chain of Custody: In 2018, certain of our subsidiaries manufactured certain products that contained necessary 3TG where we could not reasonably conclude through the RCOI process that such 3TG derived from sources other than the Covered Countries or that such 3TG derived from recycled or scrap sources. Due diligence was conducted on the source and chain of custody of necessary 3TG in these products, which included a request that relevant suppliers complete a CMRT. The completed CMRTs were reviewed for reasonableness of responses and to look for inconsistencies or other apparent inaccuracies, and follow-up was conducted with suppliers who did not respond to the request for Conflict Minerals information by the requested date or who provided incomplete responses.

Step 3. Design and Implement a Strategy to Respond to Identified Risks

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Implementation Guidelines: The corporate oversight team developed and communicated guidelines relating to due diligence implementation to each subsidiary. The corporate oversight team consulted with each subsidiary concerning the Rule, as necessary, and reviewed the due diligence efforts conducted by each subsidiary.

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Review Process: We have a process to review the reasonableness and reliability of the responses of each subsidiary’s suppliers. This review includes a review of the internal consistency of responses, as well as a review of the extent to which suppliers’ responses are reasonable based on the nature of the components they supply to the subsidiary. We have also compared information provided by each subsidiary’s suppliers with regard to smelters and refiners with publicly available information on “conflict free” sources.

Step 4. Carry Out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices

Our subsidiaries are downstream consumers of necessary 3TG and generally are many steps removed from smelters and refiners who provide minerals and ores. As contemplated in the OECD Guidance’s framework for downstream companies, we do not perform or direct audits of smelters and refiners within our subsidiaries’ respective supply chains, and rely upon cross-industry initiatives, such as those led by the Conflict-Free Sourcing Initiative and the London Bullion Market Association, to conduct smelter and refiner due diligence.

Step 5. Report Annually on Supply Chain Due Diligence

This Report constitutes our annual report on our 3TG due diligence, is available on our website at www.alleghany.com, and is filed with the U.S. Securities and Exchange Commission.

Results of Due Diligence Measures

Supplier responses were reviewed to determine whether further engagement was necessary. The criteria included reviewing incomplete responses, as well as inconsistencies within the data reported by suppliers. There was no instance where it was determined to be necessary to implement risk mitigation efforts, temporarily suspend trade or terminate a supplier.

A significant number of the suppliers that responded to the surveys provided data only with respect to that individual supplier’s overall 3TG sourcing, without specifying whether such 3TG was used in parts or components supplied to our applicable subsidiary. As a result, we have been unable to identify the country of origin of 3TG contained in certain of the components supplied to our applicable subsidiary or the facilities used to process such 3TG.

Future Steps to Improve Due Diligence

Consistent with our policy on “Responsible Sourcing of Minerals,” our due diligence efforts are an ongoing and evolving process, and we will adopt additional policies and procedures as necessary to provide reasonable assurance that the 3TG contained in our manufactured products originate from conflict-free sources. These efforts will be adapted to new products and suppliers, and to our continuing efforts to maintain information on the sources of 3TG used in existing products from current suppliers.

Information Relating to Forward-Looking Statements

This report contains disclosures which are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as “may,” “will,” “expect,” “project,” “estimate,” “anticipate,” “plan,” “believe,” “potential,” “should” or the negative versions of those words or other comparable words. These forward-looking statements are based upon Alleghany’s current plans or expectations and are subject to a number of uncertainties and risks that could significantly affect current plans, anticipated actions and Alleghany’s future financial condition and results. These statements are not guarantees of future performance, and Alleghany has no specific intention to update these statements. As a consequence, current plans, anticipated actions and future financial condition and results may differ from those expressed in any forward-looking statements made by Alleghany or on Alleghany’s behalf.

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